UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)*

Under the Securities Exchange Act of 1934

                 Cellectis S.A.

(Name of Issuer)

                  Ordinary Shares, par value €0.05 per share

(Title of Class of Securities)

                             15117K103

(CUSIP Number)

                           December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117K103		13G	Page 2 of 10
1	NAME OF REPORTING PERSON ZAKA S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,315,611*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,315,611*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,315,611*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.42% (1)
12	TYPE OF REPORTING PERSON HC

* Represents shares owned and warrants held as of December 31, 2015 and does not reflect any subsequent transactions.

(1) Based on a total of 35,195,281 Ordinary Shares (as defined below) of the Issuer (as defined below), composed of 35,178,614 Ordinary Shares outstanding as of January 11, 2015, as reported in the Issuer’s Corporate Event Notice filed with Euronext Paris (“Euronext”) on January 11, 2015 and 16,667 warrants beneficially owned by the reporting person.

CUSIP No. 15117K103		13G	Page 3 of 10
1	NAME OF REPORTING PERSON Hougou S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,315,611*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,315,611*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,315,611*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.42% (2)
12	TYPE OF REPORTING PERSON HC

* Represents shares owned and warrants held as of December 31, 2015 and does not reflect any subsequent transactions.

(2) Based on a total of 35,195,281 Ordinary Shares of the Issuer, composed of 35,178,614 Ordinary Shares of the Issuer outstanding as of January 11, 2015, as reported in the Issuer’s Corporate Event Notice filed with Euronext on January 11, 2015 and 16,667 warrants beneficially owned by the reporting person.

CUSIP No. 15117K103		13G	Page 4 of 10
1	NAME OF REPORTING PERSON Pierre Bastid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,315,611*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,315,611*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,315,611*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.42% (3)
12	TYPE OF REPORTING PERSON IN

* Represents shares owned and warrants held as of December 31, 2015 and does not reflect any subsequent transactions.

(3) Based on a total of 35,195,281 Ordinary Shares of the Issuer, composed of 35,178,614 Ordinary Shares of the Issuer outstanding as of January 11, 2015, as reported in the Issuer’s Corporate Event Notice filed with Euronext on January 11, 2015 and 16,667 warrants beneficially owned by the reporting person.

Item 1(a). Name of Issuer:

Cellectis S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

8 rue de la Croix Jarry

75013 Paris, Île-de-France, France

Item 2(a). Name of Person Filing:

This statement is being filed jointly by Zaka S.A., a public limited company (société anonyme) organized under the laws of Luxembourg (“Zaka”), Hougou S.A., a public limited company (société anonyme) organized under the laws of Belgium (“Hougou”) and Mr. Pierre Bastid, a citizen of France.

Zaka is a public limited company (société anonyme) organized under the laws of Luxembourg. The address of the registered office of Zaka is 7 rue de Trois Cantons L-8399 Windhof, Luxembourg. Zaka S.A. is a wholly-owned subsidiary of Hougou.

Hougou is a public limited company (société anonyme) organized under the laws of Belgium. The address of the registered office of Hougou is 480 Avenue Louise B-1050 Ixelles, Belgium. Mr. Bastid owns 99.99% of the share capital of Hougou. The remaining 0.01% is owned by SCI 35 rue du Dr Siffre, a civil property holding company (société civile immobilière) organized under the laws of France, which is wholly owned by the children of Mr. Bastid.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

Zaka

7 rue de Trois Cantons

L-8399 Windhof, Luxembourg

Hougou

480 Avenue Louise

B-1050 Ixelles, Belgium

Pierre Bastid

9 rue de la Vallée

B-1050 Ixelles, Belgium

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Title of Class of Securities:

Ordinary Shares, €0.05 par value (“Ordinary Shares”)

Item 2(e). CUSIP Number:

15117K103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

Zaka S.A.
By: /s/ Aurélie PARAGE
Name: Aurélie PARAGE
Title: Director A

By: /s/ Olivier Revol
Name: Olivier Revol
Title: Director B
Hougou S.A.

By: /s/ Pierre Bastid
Name: Pierre Bastid
Title: Director

By: /s/ Olivier Revol
Name: Olivier Revol
Title: Director
Pierre Bastid

/s/ Pierre Bastid

Exhibit Index

Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as February 11, 2016, by and among ZAKA S.A.., a sociéte anonyme organized under the laws of Luxembourg, Hougou S.A., a sociéte anonyme organized under the laws of Belgium and Pierre Bastid.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: February 11, 2016

Zaka S.A.
By: /s/ Aurélie PARAGE
Name: Aurélie PARAGE
Title: Director A

By: /s/ Olivier Revol
Name: Olivier Revol
Title: Director B
Hougou S.A.

By: /s/ Pierre Bastid
Name: Pierre Bastid
Title: Director

By: /s/ Olivier Revol
Name: Olivier Revol
Title: Director
Pierre Bastid

/s/ Pierre Bastid

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